As filed with the Securities and Exchange Commission on March 14, 2002

File No. 70-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
NRG Acquisition Company, LLC
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.

(Name of top registered holding company parent)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones, Day, Reavis & Pogue
77 West Wacker
Suite 3500
Chicago, IL 60601
(312) 782-3939

ITEM 1. Description of the Proposed Transaction
A. Introduction and General Request
1. Introduction
2. General Request
ITEM 1. Description of the Proposed Transaction
B. Overview of the Companies
C. Description of the Proposed Transaction
1. Background
2. The Exchange Offer and the Merger.
3. Mandatory Conditions of the Exchange Offer
4. Additional Conditions of the Exchange Offer
5. Stockholder Litigation
ITEM 2. Fees, Commissions and Expenses
ITEM 3. Applicable Statutory Provisions
A. Discussion
1. Acquisition of NRG Common Stock
ITEM 4. Regulatory Approvals
ITEM 5. Procedure
ITEM 6. Exhibits and Financial Statements
A. Exhibits
B. Financial Statements
ITEM 7. Information as to Environmental Effects

ITEM 1.	Description of the Proposed Transaction	1
A.	Introduction and General Request	1
	1. Introduction	1
	2. General Request	1
B.	Overview of the Companies	2
C.	Description of the Proposed Transaction	3
	1. Background	3
	2. The Exchange Offer and the Merger	6
	3. Mandatory Conditions of the Exchange Offer	8
	4. Additional Conditions of the Exchange Offer	9
	5. Stockholder Litigation	10
ITEM 2.	Fees, Commissions and Expenses	11
ITEM 3.	Applicable Statutory Provisions	12
A.	Discussion	12
	1. Acquisition of NRG Common Stock	12
ITEM 4.	Regulatory Approvals	14
ITEM 5.	Procedure	14
ITEM 6.	Exhibits and Financial Statements	15
A.	Exhibits	15
B.	Financial Statements	16
ITEM 7.	Information as to Environmental Effects	16

ITEM 1.   Description of the Proposed Transaction

          A.     Introduction and General Request

                1.     Introduction

                Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation, is a holding company registered under the Public Utility Holding Company Act of 1935, as amended (“PUHCA” or the “Act”). Xcel Energy, through its wholly-owned subsidiary NRG Acquisition Company, LLC (“Acquisition Company” and, together with Xcel Energy, the “Applicants”), proposes to acquire, in exchange for stock of Xcel Energy, all of the issued and outstanding shares of common stock, par value $.01 (the “Common Stock”), of its majority-owned subsidiary, NRG Energy, Inc. (“NRG”), not already owned by Xcel Energy, as more fully described herein.1

                2.     General Request

                Applicants seek authorization and approval of the Securities and Exchange Commission (the “Commission”) for:

                (a) Xcel Energy to acquire the outstanding Common Stock of NRG by means of a tender or exchange offer (the “Exchange Offer”);

                (b) Applicants to acquire the balance of the shares of NRG Common Stock not tendered in the Exchange Offer by means of a statutory short-form merger (the “Merger”); and

                (c) Xcel Energy to issue up to 24.7 million shares of its common stock in exchange for the shares of NRG Common Stock obtained in the Exchange Offer and the Merger.

        1 NRG has two classes of stock outstanding — (i) Class A Common Stock, par value $0.01 (the “Class A Common Stock”), of which 147,604,500 shares are outstanding and all of which are held indirectly by Xcel Energy and (ii) the Common Stock, of which 50,975,665 shares were issued and outstanding as of February 28, 2002 and 17,935,940 shares have been reserved for issuance pursuant to the exercise of options and conversion of equity units. Xcel Energy does not currently own any shares of NRG Common Stock. The Common Stock of NRG is publicly traded and listed on the New York Stock Exchange under the symbol “NRG”. NRG also has outstanding stock options, which were issued to employees and certain directors of NRG pursuant to the NRG long-term incentive compensation plan and a predecessor plan, to purchase approximately 7.3 million shares of NRG Common Stock (of which options to purchase approximately 1.3 million shares were vested and exercisable as of March 6, 2002) and 11,500,000 equity units initially consisting of corporate units that are listed and traded on the New York Stock Exchange. The terms of the exercisable options and the purchase agreement associated with the corporate units currently enable the holders to purchase NRG Common Stock. To the extent holders of such options or corporate units exercise their rights to purchase NRG Common Stock prior to the completion of the Exchange Offer and the Merger, such holders will be eligible to participate in the Exchange Offer and the Merger to the same extent as other holders of NRG Common Stock. Following completion of the Exchange Offer and the Merger, the terms of all remaining stock options and corporate units will be adjusted, in accordance with the plan or documents governing such options or corporate units, so that each outstanding option or corporate unit will cease to be a right or an obligation to purchase NRG Common Stock and will become a right or obligation to purchase Xcel Energy common stock.

         B.     Overview of the Companies

                On August 18, 2000, New Century Energies, Inc. and Northern States Power Company (“NSP”) merged and formed Xcel Energy pursuant to Commission order. New Century Energies, Inc. Holding Co. Act Release No. 27218 (August 16, 2000) (the “Merger Order”). Xcel Energy, a Minnesota corporation, is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company.

                Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Co.; Black Mountain Gas Company; and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. Xcel Energy’s regulated businesses also include Viking Gas Transmission Company, an interstate natural gas pipeline company.

                Xcel Energy also owns or has an interest in a number of nonregulated businesses, the largest of which is NRG, a publicly traded independent power producer (“NRG”). Xcel Energy currently does not own any NRG Common Stock. Xcel Energy, through its wholly-owned subsidiary, Xcel Energy Wholesale Group, Inc. (“Wholesale”), owns 147,604,500 shares of NRG’s Class A Common Stock, each of which is convertible at any time into one share of NRG’s Common Stock. The Class A Common Stock represented 74.3% of all of the outstanding shares of both classes of NRG’s common shares combined at March 8, 2002.2 Because each share of Class A Common Stock entitles Xcel Energy to ten votes, Xcel Energy, through Wholesale, holds 96.7% of the combined voting power of all of NRG’s outstanding common shares.

                NRG, a Delaware corporation, is a leading global energy company, primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products. As of December 31, 2001, NRG had interests in power generation facilities (including those under construction) having a total generating capacity of 38,388MW of which NRG has or will have net ownership of 24,357MW. Approximately 19,100MW, or 78%, of NRG’s net MW generation in operation and under construction is located in the United States. NRG has international power generation projects managed in three distinct markets: Australia/Asia Pacific, Europe and Latin/South America. At December 31, 2001, NRG had net ownership interests of 2,297MW in Asia Pacific, 1,854MW in Europe and 1,107MW in Latin America.

        2 Xcel Energy’s ownership of NRG was 100 percent until the second quarter of 2000, when NRG completed its initial public offering, and then 82 percent until a secondary offering was completed in March 2001.

                In addition to NRG’s power generation projects, NRG also has interests in district heating and cooling systems and steam transmission operations. As of December 31, 2001, NRG’s thermal and chilled water businesses had a steam and chilled water capacity equivalent to 1,506 MW, of which its net ownership interest was 1,379MW. NRG believes that through its subsidiary, NEO Corporation, it is one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity. NEO Corporation owns 31 landfill gas collection systems and has 46MW of net ownership interests in related electric generation facilities. NEO Corporation also has 42MW of net ownership interests in 18 small hydroelectric facilities and 109MW of net ownership interest in seven distributed generation facilities.

                In addition to NRG, Xcel Energy’s nonregulated subsidiaries include Utility Engineering (engineering, construction and design), Seren Innovations Inc. (broadband telecommunication services), e prime inc. (natural gas marketing and trading), Planergy International, Inc. (enterprise energy management solutions), Eloigne Co. (investments in rental housing projects that qualify for low-income housing tax credits) and Xcel Energy International (an international independent power producer).

                In connection with the proposed transaction, Xcel Energy formed NRG Acquisition Company, LLC (“Acquisition Company”), as a special purpose subsidiary of Wholesale, to facilitate the Merger with NRG.

         C.     Description of the Proposed Transaction

                1.     Background

                Numerous factors have recently led to significant erosion in the market valuations within the independent power production (“IPP”) sector, and resulted in a fundamental shift in market perception that has increased the cost of capital for NRG. These factors include, among others:

•	The impact of the general economic weakness in many of the national and international markets, which could reduce demand for power;

•	The significant number of announced new plant additions, which, if completed, would substantially increase the supply of power and reduce profit margins;

•	Increasingly stringent credit quality requirements imposed by lenders and rating agencies on borrowers in the IPP sector;

•	The uncertainty with respect to changes in public policy and regulation of the energy industry, including the IPP sector, in response to the energy crisis in California; and

•	The highly publicized controversy surrounding the bankruptcy of Enron and the associated industry concerns with respect to accounting practices.

                In response to these developments, Xcel Energy’s board of directors and management reviewed their options with respect to NRG’s funding and structure. Xcel Energy believes that the acquisition of NRG’s Common Stock is the best alternative at this time given NRG’s urgent need for an equity infusion to strengthen its capital structure and to fund operations.

                On February 14, 2002, Xcel Energy’s board of directors approved plans to commence an exchange offer by which Xcel Energy would acquire all of the outstanding publicly held shares of NRG, representing an approximately 26 percent minority ownership. In the Exchange Offer, NRG shareholders would receive 0.4846 shares of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG Common Stock.3 In order to meet the conditions of the Exchange Offer, enough shares of NRG Common Stock will need to be tendered so that Xcel Energy’s ownership level of NRG reaches 90 percent. Based on the number of shares of NRG Common Stock outstanding on February 14, 2002, this would require the tender of at least 61 percent of the publicly held shares of NRG Common Stock.

                In addition to the Exchange Offer, on February 15, 2002, Xcel Energy also announced other plans for NRG in 2002. Other plans for NRG in 2002 include:

•	Infusing $600 million of equity into NRG, consisting of an initial loan of $300 million recently made to NRG4, plus an additional $300 million to be provided in 2002 if the Exchange Offer and Merger are completed;

•	Slowing NRG’s growth in megawatt capacity and the possible sale of $1.9 billion of existing generating assets;

•	Canceling approximately $700 million of planned projects and deferring about $900 million of planned projects; and

•	Beginning the process of selling unassigned turbines and deferring installment of additional unassigned turbines.

Xcel Energy expects these actions, if successful, would reduce 2002 cash requirements of NRG by about $3 billion.

        3 Based on the closing price of Xcel Energy’s common stock on February 14, 2002, the day prior to the announcement of the Exchange Offer, the exchange ratio represents a value of $11.50 per share of NRG Common Stock, which is a 15.0% premium to the closing of price of NRG Common Stock on February 14, 2002, a 15.7% premium to the average closing price of NRG’s Common Stock during the 10 trading day period ending on that date and a 53.1% premium to NRG’s recent 52-week low of $7.51 on February 6, 2002. Based on the more recent closing price of Xcel Energy’s common stock of $25.69 on March 11, 2002, the exchange ratio represents a value of $12.45 per share of NRG Common Stock, which is a 24.49% premium to the closing of price of NRG Common Stock on February 14, 2002, a 25.22% premium to the average closing price of NRG’s Common Stock during the 10 trading day period ending on that date and a 65.77% premium to NRG’s recent 52-week low of $7.51 on February 6, 2002.

        4 Xcel Energy will cancel this debt if the Exchange Offer and the Merger are completed, but plans to convert the debt into an equity interest if the Exchange Offer and the Merger are not completed.

                Xcel Energy believes that, if the Exchange Offer and Merger are completed and its plans for NRG are implemented, NRG will become a largely domestic-based, non-regulated independent power producer with regionally based businesses focused around high-load centers with a continued focus on retaining optimal fuel sources, dispatch mix and power sales. If the Exchange Offer and the Merger are completed, other benefits are also expected, principally related to:

•	Realizing efficiencies from reducing NRG’s business development activities and administrative and general costs, with annual estimated cost savings of approximately $45 million;

•	Integrating power plan management across the Xcel Energy system; and

•	Capturing infrastructure savings by consolidating trading and marketing organization, where appropriate and consistent with all regulatory requirements, in order to maximize available synergies.

         Two of the significant factors affecting the decisions of the Xcel Energy Board to authorize the Exchange Offer were the risk that, without an additional equity infusion, NRG’s credit rating would be downgraded and the fact that any substantial NRG equity issuance in the existing capital markets would be significantly dilutive to all NRG shareholders. In its footnotes to its 2001 audited financial statements (which were made public by NRG in a Form 8-K, filed February 26, 2002), NRG made the following disclosure:

“NRG Energy’s unsecured credit rating is BBB- from Standard & Poor’s and Baa3 from Moody’s Investor Service. In December 2001, Moody’s placed NRG Energy’s credit rating on review for potential downgrade.

As of December 31, 2001, and 2000, NRG Energy’s off-balance sheet obligations pursuant to its guarantees of performance, equity and indebtedness obligations of its subsidiaries totaled approximately $721.7 million and $493 million, respectively. NRG Energy is directly liable for the obligations of certain of its project affiliates and other subsidiaries pursuant to guarantees relating to certain of their indebtedness, equity and operating obligations. In addition, in connection with the purchase and sale of fuel emission credits and power generation products to and from third parties with respect to the operation of some of NRG Energy’s generation facilities in the United States, NRG Energy may be required to guarantee a portion of the obligations of certain of its subsidiaries.

If Moody’s or Standard & Poor’s were to downgrade NRG Energy, many of the corporate guarantees and commitments currently in place would need to be supported with letters of credit or cash collateral within 5 to 30 days.

As of December 31, 2001, the amount of collateral required, if NRG Energy was downgraded, was approximately $960 million to satisfy certain of the above mentioned guarantees and certain obligations associated with the $2 billion construction/acquisition revolver. Of the $960 million in collateral that could be required, approximately $200 million relates to NRG Energy’s guarantees of debt service reserve accounts required by some of its project-level financings, approximately $400 million relates to NRG Energy’s power marketing activities; and $360 million would be required to support its Contingent Equity Guarantee associated with the $2 billion Construction/Acquisition Revolver.

Because NRG Energy, places a maximum amount on its guarantees in place to support power marketing activities, and because of the relatively small number of margin accounts in place, even very large changes in market conditions would not have a material impact on the approximately $400 million of collateral that would be required for NRG Power Marketing in the event of a downgrade.

In the event of a downgrade, NRG Energy would expect to meet its collateral obligations with cash on hand, available credit lines provided under its revolving line of credit, liquidity support from Xcel Energy and potentially from the issuance of debt into capital markets. NRG Energy’s revolving line of credit is expected to be increased from $500 million to $1 billion in March 2002. In addition, NRG Energy will maintain its $125 million letter of credit facility and plans to secure an additional $125 million credit facility for total credit facilities of $1.25 billion to be available in 2002.

The Contingent Equity Guarantee associated with NRG Energy’s construction revolver could increase to a maximum of $850 million by the end of 2002 as NRG Energy utilizes the capacity of the Construction/Acquisition Revolver. Therefore, the amount of collateral required by the end of 2002 could increase to $1.45 billion.”

                2.     The Exchange Offer and the Merger.

                Xcel Energy proposes to acquire, through Acquisition Company, all of the outstanding shares of NRG’s Common Stock held by the public. As stated above, Xcel Energy currently does not own any shares of NRG’s Common Stock. Through its subsidiary Wholesale, Xcel Energy owns 147,604,500 shares of NRG’s Class A Common Stock, each of which is convertible at any time into one share of NRG’s Common Stock. The Class A Common Stock represents 74.3% of all of the outstanding shares of both classes of NRG’s common shares combined. Because each share Class A Common Stock entitles Xcel Energy to ten votes, Xcel Energy holds 96.7% of the combined voting power of all of NRG’s outstanding common shares.

                Xcel Energy is offering to exchange 0.4846 of a share of Xcel Energy common stock, and cash in lieu of fractional shares, for each outstanding share of NRG Common Stock that is validly tendered in the Exchange Offer and not properly withdrawn prior to the expiration of the Exchange Offer.5 Xcel Energy will not acquire any shares of NRG’s Common Stock in the Exchange Offer unless NRG stockholders who are not directors or executive officers of Xcel

        5 The shares of Xcel Energy common stock to be issued in the Exchange Offer and the Merger will come from Xcel Energy’s authorized but unissued shares.

Energy have tendered, and not withdrawn, as of the expiration of the Exchange Offer, enough shares so that, when taken together with the shares of NRG Common Stock that Xcel Energy would hold after conversion of Class A Common Stock, Xcel Energy would own at least 90% of NRG’s outstanding Common Stock. Based on the number of shares of NRG Common Stock currently outstanding, at least 31,117,680 shares, or approximately 61% of the outstanding shares of Common Stock, must be tendered by those stockholders in order for this condition to be satisfied.6 The obligation to exchange shares of Xcel Energy common stock for shares of NRG Common Stock is also subject to other conditions described below and in the prospectus (the “Prospectus”) included in Xcel Energy’s registration statement on Form S-4 filed in connection with the Exchange Offer and the Merger.

                If the Exchange Offer is successful, Wholesale will convert enough shares of the Class A Common Stock into shares of NRG Common Stock so that Xcel Energy will own at least 90% of NRG’s outstanding Common Stock. Wholesale will then contribute all of the Common Stock of NRG that it holds, and at least 90% of the shares of Class A Common Stock that it owns and did not convert, to Acquisition Company. Acquisition Company will convert from a limited liability company to a corporation under Delaware law and immediately thereafter will effect the Merger under Delaware law merging Acquisition Company with and into NRG, unless prevented from doing so by court order. Each outstanding share of NRG Common Stock not acquired in the Exchange Offer (except for the shares of Common Stock owned by Acquisition Company and except for shares held by stockholders who properly perfect their appraisal rights under Delaware law) will be converted in the Merger into the right to receive 0.4846 of a share of Xcel Energy common stock, and cash in lieu of fractional shares. As a result, after completion of the Merger, NRG will be an indirect, wholly owned subsidiary of Xcel Energy.

                The Exchange Offer was commenced on March 13, 2002. The Exchange Offer is scheduled to expire at 5:00 p.m., New York City time, on April 10, 2002, unless extended. All references to the expiration of the Exchange Offer mean the time of expiration, as extended.

                Xcel Energy may, in its sole discretion, extend, on one or more occasions, the period of time during which the Exchange Offer remains open. Although Xcel Energy is entitled to extend the Exchange Offer, Xcel Energy will not provide for a “subsequent offer period” (as provided for in Rule 14d-11 under the Securities Exchange Act of 1934, as amended) after the expiration of the Exchange Offer.

                Subject to the SEC’s applicable rules and regulations, Xcel Energy reserves the right, in its sole discretion, to delay, on one or more occasions, the acceptance for exchange of

        6 If, prior to the expiration of the Exchange Offer, all currently outstanding, exercisable options for NRG Common Stock were exercised, and shares of NRG Common Stock were purchased pursuant to all of the currently outstanding NRG equity units, then there would need to be tendered in the Exchange Offer by the above described stockholders at least 40,123,539 shares, or 65.8% of the then-outstanding NRG Common Stock, in order for this condition to be satisfied. For purposes of determining whether the minimum condition has been satisfied, Xcel Energy will treat as outstanding shares issuable with respect to equity units for which an “election to settle early” has been received by NRG prior to the Merger, even if shares of NRG Common Stock have not yet been issued.

shares of NRG Common Stock pursuant to the Exchange Offer. Xcel Energy also reserves the right to terminate the Exchange Offer and not accept for exchange any shares of NRG Common Stock, upon the failure of any of the conditions of the Exchange Offer to be satisfied or, where permissible, waived, or otherwise to amend the Exchange Offer in any respect (except as described below), by giving oral or written notice of delay, termination or amendment to the exchange agent and by making a public announcement. Xcel Energy expressly reserves the right to modify, on one or more occasions, the terms and conditions of the Exchange Offer, except that Xcel Energy will not modify or waive the conditions described below under “3. Mandatory Conditions of the Exchange Offer” below.

                NRG shares tendered pursuant to the Exchange Offer may be withdrawn at any time before the expiration of the Exchange Offer upon written notice to the exchange agent. After the expiration of the Exchange Offer, tenders are irrevocable. If tendered shares have not been accepted by May 11, 2002 (i.e., 60 days after the commencement of the Exchange Offer), the tendered shares may be withdrawn at any time.

                Under Delaware law, holders of NRG Common Stock do not have appraisal rights in connection with the Exchange Offer. If the Exchange Offer is successfully completed, holders of shares of NRG Common Stock who (a) did not tender their shares into the Exchange Offer and hold Common Stock at the effective time of the Merger, (b) do not wish to accept the consideration provided for in the Merger and (c) comply with the procedures provided for in Section 262 of the Delaware General Corporation Law, will be entitled to have their shares of NRG Common Stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those shares as determined by the court, as provided in Section 262 of the Delaware General Corporation Law.

                The acquisition of NRG Common Stock will be accounted for under the purchase method of accounting in accordance with generally accepted principles in the United States. Accordingly, the excess of the aggregate purchase price to be paid for the shares of NRG’s Common Stock over 26% of the carrying value of NRG assets and liabilities will be allocated to goodwill. Pursuant to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, goodwill from acquisitions occurring after June 30, 2001 is not amortized.

                3.     Mandatory Conditions of the Exchange Offer

                The Exchange Offer is subject to a number of mandatory conditions, which are described below. If each of these conditions is not satisfied before or as of the expiration of the Exchange Offer, Xcel Energy may choose to extend the expiration of the Exchange Offer or terminate the Exchange Offer.

                Minimum Condition. There must be validly tendered by NRG stockholders who are not directors or executive officers of Xcel Energy, and not properly withdrawn prior to the expiration of the Exchange Offer, enough shares of NRG Common Stock so that, when taken together with the shares of NRG Common Stock that Xcel Energy would hold after conversion of shares of the Class A Common Stock, Xcel Energy would own at least 90% of NRG’s outstanding Common Stock. Based on the number of shares of NRG Common Stock currently

                Registration Statement Effectiveness Condition. The registration statement on Form S-4 must have become effective under the Securities Act of 1933, as amended, and not be the subject of any stop order or proceedings seeking a stop order. This condition will not be waived.

                Listing Condition. The Xcel Energy common stock issuable in the Exchange Offer and the subsequent Merger must have been approved for listing on the New York Stock Exchange, Chicago Stock Exchange and Pacific Exchange, subject to official notice of issuance. This condition will not be waived.

                PUHCA Condition. An order must have been issued by the Commission under the Act authorizing the completion of the Exchange Offer and the subsequent Merger. This condition will not be waived.

                4.     Additional Conditions of the Exchange Offer

                In addition, Xcel Energy will not be required to accept shares of NRG Common Stock for exchange and may choose to extend the expiration of the Exchange Offer or to terminate the Exchange Offer if any of the following occurs and is continuing, and in its good faith reasonable judgment, regardless of the circumstances, it would be inadvisable to proceed with the Exchange Offer:

1.	Any governmental authority of competent jurisdiction has issued an injunction, order, decree, judgment or ruling that is in effect, or has promulgated or enacted a statute, rule, regulation or order, which in any such case:

•	restrains or prohibits Xcel Energy from making or completing the Exchange Offer or the Merger;

•	prohibits or restricts Xcel Energy’s or any of its affiliates’ ownership or operation of any portion of NRG’s business or assets, or would substantially deprive Xcel Energy or any of its affiliates of the benefit of ownership of NRG’s business or assets, or compels Xcel Energy, or any of its affiliates, to dispose of or hold separate any portion of NRG’s business or assets;

•	imposes material limitations on Xcel Energy’s ability to acquire, hold or exercise full rights of ownership of the NRG shares, including the right to vote NRG shares; or

•	imposes any material limitations on Xcel Energy’s ability and/or the ability of its affiliates or subsidiaries to control in any material respect the business and operations of NRG; or

2.	Any litigation or other legal action is instituted, pending or threatened by or before any court or other governmental authority which seeks to:

•	restrain or prohibit Xcel Energy from making or completing the Exchange Offer or the Merger or impose on it or any of its affiliates any other restriction, prohibition or limitation referred to in the above paragraph 1 that in the reasonable judgment of Xcel Energy is reasonably likely to be successful; or

•	impose any liability on Xcel Energy, NRG or their affiliates that, in the reasonable judgment of Xcel Energy, is reasonably likely to result in liability material to Xcel Energy and its subsidiaries on a consolidated basis, or NRG and its subsidiaries on a consolidated basis; or

3.	Any general suspension of, or limitation on prices for, trading in NRG’s Common Stock or Xcel Energy’s common stock on the NYSE; (b) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States; or (c) in the case of any of the events described in clause (a) or (b) above existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening of that event; or

4.	Any change, development, effect or circumstance that, in the reasonable judgment of Xcel Energy, would reasonably be expected to have a material adverse effect on NRG; or

5.	NRG shall have filed for bankruptcy or another person shall have filed a bankruptcy petition against NRG which is not dismissed within two business days.

These five conditions of the offer are for the sole benefit of Xcel Energy and may be waived by Xcel Energy, in whole or in part, at any time and from time to time prior to the expiration of the Exchange Offer, in its sole discretion, subject to its obligations under the Commission’s rules and regulations. Failure to exercise any of the foregoing rights will not be deemed a waiver of any right.

                5.     Stockholder Litigation

                Shortly after the announcement on February 15, 2002, of the Exchange Offer and the Merger, individual stockholders of NRG filed nine separate but similar class action complaints in the Delaware Court of Chancery against Xcel Energy, NRG and the nine members of NRG’s board. Each of the actions was brought as a class action on behalf of all holders of NRG’s shares, other than the defendants and persons related to or affiliated with the defendants. The actions generally allege that Xcel Energy, NRG and the individual defendants breached fiduciary duties of care, loyalty and candor in connection with the Exchange Offer and the Merger, which the complaints assert is being undertaken in an unfair and coercive manner, at an unfairly low price, using inside information and with inadequate disclosure, all in furtherance of the interests of Xcel Energy at the expense of the public stockholders of NRG.

                The actions considered collectively seek judgment declaring that they may be maintained as class actions, with the respective plaintiffs as class representatives; enjoining the

Exchange Offer and the Merger; if the transaction is consummated, then rescinding it or awarding rescissory damages; awarding an unspecified sum in damages; accounting to plaintiffs and the class for all profits and special benefits obtained through the transaction; and awarding unspecified costs, disbursements, and attorneys’ and experts’ fees and expenses.

                More recently, a similar class-action complaint challenging the transaction was filed in a Minnesota state court by an NRG stockholder against Xcel Energy, and seven of the nine NRG directors (excluding two present officers of Xcel Energy), advancing essentially the same charges in breach of fiduciary duties, unfairness, and use of superior knowledge in furtherance of the interests of Xcel Energy at the expense of public stockholders of NRG, and characterizing the activities of the special committee and its advisers as a sham. The action seeks judgment declaring that it may be maintained as a class-action; declaring the proposed transaction to be unfair, unjust and inequitable to plaintiff and members of the class; enjoining the defendants from taking any steps to accomplish or implement the proposed transaction with adequate safeguards for the interests of the public stockholders; awarding an unspecified sum in damages, plus interest; and awarding unspecified costs and disbursements, including attorneys’, accounts’ and experts’ fees.

                Neither Xcel Energy nor the other defendants have yet responded to the complaints but Xcel Energy believes there are both factual and legal defenses available and intends to pursue them actively.

ITEM 2.   Fees, Commissions and Expenses

                The estimated fees, commissions and expenses Applicants expect to incur in connection with the proposed transactions are as follows:

SEC Filing Fee	$80,041
Legal Fees	550,000
Accounting Fees	150,000
Tender Offer Information Agent Fees and Expenses	9,000
Depository	25,000
Printing and Mailing	150,000
Miscellaneous	35,959

Total	$1,000,000

ITEM 3.   Applicable Statutory Provisions

                Sections 6(a), 7, 9, 10, 11, 12, 32 and 33 of the Act and Rules 51, 53, 54 and 58 are considered applicable to the proposed transactions as described below:

Transaction	Application Section or Rule

Acquisition of NRG Common Stock	Sections 9(a), 10, 11, 32 and 33 and
Rule 51, 53, 54 and 58

Issuance and sale of equity securities by Xcel Energy in exchange for the NRG Common Stock	Sections 6(a), 7 and 12(b) and Rules 51, 53, 54 and 58

                To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

                A.     Discussion

                        1.     Acquisition of NRG Common Stock

                        The acquisition of the shares of NRG Common Stock satisfies the standards of Section 10 of the Act, including, in particular, Section 10(c)(1) which requires that the acquisition of an interest in a business not be “unlawful under the provisions of Section 8” or “detrimental to the carrying out of the provisions of Section 11” of the Act. Section 11(b)(1), in turn, directs the Commission to limit the retention by registered holding companies of non-utility businesses to those that are “reasonably incidental, or economically necessary or appropriate” to the utility operations, including non-utility businesses which are “necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning” of the holding company system.

                       In the Merger Order, the Commission addressed the retention by Xcel Energy of its interest in NRG and concluded that the businesses of NRG were properly retainable by Xcel Energy under the Act. The proposed transaction does not affect, or in any way change, the nature of the business of NRG. Rather, the proposed transaction merely changes the level of Xcel Energy’s ownership of NRG — from 74.3% to 100% of the outstanding common shares of NRG, which will simplify the corporate and capital structure of Xcel Energy.

                       With respect to Section 8 and as indicated above, NRG is not a “public utility company” or a “holding company” under the Act. The Exchange Offer and the Merger will not affect the ownership or operation of the Xcel Energy Utility Subsidiaries. As described below under Item 4, no state regulatory or other approvals are required in connection with the Exchange Offer and the Merger.7

        7 Upon the consummation of the Exchange Offer and Merger, Xcel Energy’s aggregate investment in NRG will be increased by approximately $586 million. On a pro forma basis, after giving effect to the Exchange Offer and the Merger and the planned additional investment in NRG of $300 million, Xcel Energy’s “aggregate investment” (as defined in Rule 53(a)(1)(i)) in EWGs and FUCOs will be approximately $2,115 million, or 86% of Xcel Energy’s “consolidated retained earnings” (as defined in Rule 53(a)(1)(ii)) as of December 31, 2001.

                       Thus, Applicants respectfully submit that the Commission should find that the consummation of the Exchange Offer and the Merger is permissible under Section 10 of the Act.

                       2.     Issuance of Xcel Energy Stock in Exchange for NRG Common Stock

                       By this Application, Xcel Energy requests authority to issue up to 33,394,564 shares of its common stock. The 33,394,564 shares would be issued by Xcel Energy in connection with the Exchange Offer and the Merger and upon the subsequent exercise of options issued by NRG for or conversion of the corporate units issued by NRG into shares of Xcel Energy common stock.8 This authority would be in addition to the $2 billion aggregate authority contained in the Financing Order.9

                As discussed below, Xcel Energy currently is in compliance with the 30% common equity ratio and the issuance of this additional common stock will further strengthen Xcel Energy’s capitalization ratio.

                B.     Rule 54 Analysis.

                Rule 54 provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. Xcel satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

                As of December 31, 2001, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $929 million10. During the first quarter of 2002, Xcel Energy made loans to NRG in the aggregate amount of $300 million. Xcel Energy has plans to invest an additional $300 million in NRG in 2002 if the Exchange Offer and the Merger are completed. On a pro forma basis to take into account such investments and Xcel Energy’s acquisition of the NRG Common Stock in the Exchange Offer and the Merger (and reflecting the entire acquisition price as an investment in EWGs and FUCOs), as of December 31, 2001, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(1), in EWGs and FUCOs would have been approximately

        8 The 33,394,564 represents the number of shares issuable by Xcel Energy at the exchange ratio in respect of the 50,975,665 shares of NRG Common Stock outstanding on February 27, 2002, 7,288,090 shares issuable by NRG upon exercise of outstanding options and 10,647,850 issuable by NRG in connection with the corporate units.

        9 In New Century Energies, Inc., HCAR No. 27218 (August 22, 2000) (the “Financing Order”), the Commission authorized Xcel Energy to issue and sell up to $2 billion of long-term debt and common stock (exclusive of common stock issued to fund benefit plans and dividend reinvestment plans). Xcel Energy already has issued $600 million of debt and approximately $500 million of common stock against this limitation.

        10 For purposes of these calculations, Xcel Energy’s investment in NRG (including, on a pro forma basis, Xcel Energy’s investment in NRG resulting from the acquisition of NRG Common Stock in the Exchange Offer and the Merger) has been included as an investment in EWGs and FUCOs even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses. Xcel Energy’s investment in NRG includes total paid in capital and outstanding loans of $300 million. Xcel Energy has no outstanding guarantees or other recourse obligations in respect of any obligations of NRG Energy.

$2.115 billion. This amount is within the authorization granted to Xcel Energy in the Commission’s recent order (Xcel Energy Inc., Holding Co. Act Release No. 27494 (March 7, 2002)) (the “March Order”) to invest up to 100% of its consolidated retained earnings, as defined in Rule 53 (which, at December 31, 2001, was $2.467 billion), in EWGs and FUCOs.

                In its March Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). There has been no material change in the facts or circumstances surrounding Xcel Energy’s capitalization since the March Order was issued.

                Reference is made to Exhibit I filed herewith which sets forth Xcel Energy’s consolidated capitalization at December 31, 2001, as adjusted to give effect to the issuance by Xcel Energy of its common stock in the equity offering in February 2002 and to the transactions proposed herein. As is evident from that Exhibit, at December 31, 2001, Xcel Energy’s common equity as a percentage of capitalization was 30.5%. The proposed transaction improves that ratio. As shown on Exhibit I, on a pro forma basis to take into account the recent equity offering by Xcel Energy and the Exchange Offer and the Merger, the ratio of Xcel Energy’s common equity to its total consolidated capitalization would be 31.9%.

                Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

ITEM 4.   Regulatory Approvals

                As a condition to the consummation of the Exchange Offer, the Commission must declare effective Xcel Energy’s registration statement on Form S-4 filed with the Commission on March 13, 2002 in File No. 333-84264. See Exhibit C hereto.

                No state commission has jurisdiction over the proposed transactions. No other approvals are required.

ITEM 5.   Procedure

                The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration by March 15, 2002; such notice specifying April 5, 2002 as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application-Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the

Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6.   Exhibits and Financial Statements

                A.     Exhibits

Exhibit No.	Description of Document

A-1	Articles of Incorporation and Amendments of Xcel Energy Inc. (incorporated by reference to Exhibit 4.01 to Form 8-K filed on August 21, 2000, File No. 1-3034)

A-2	Bylaws of Xcel Energy Inc. (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed on October 25, 2000, File No. 333-48590)

A-3	Amended and Restated Certificate of Incorporation of NRG Energy Inc. (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 1-15891)

A-4	Bylaws of NRG Energy Inc. (incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for the fiscal year ended December 30, 2000, File No. 1-15891)

A-5	Stockholder Protection Rights Agreement dated as of December 13, 2000 between Xcel Energy Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent. (incorporated by reference to Exhibit 1 to the Form 8-K Report of Xcel Energy Inc. dated January 4, 2001 (File No. 1-3034)

B-1	Schedule TO and exhibits thereto filed by Applicants — incorporated by reference to Schedule TO filing made by Xcel Energy Inc. and NRG Acquisition Company, LLC, filed on March 13, 2002

B-2	Schedule 14D-9 and exhibits thereto filed by NRG Energy Inc. — incorporated by reference to Schedule 14D-9 filing made by NRG Energy Inc., filed on , 2002 (File No. - ) (to be filed by amendment)

C	Form S-4 Registration Statement — incorporated by reference to Form S-4 Registration Statement filed by Xcel Energy Inc. and NRG Acquisition Company, LLC, filed on March 13, 2002 (File No. 333-84264)

Exhibit No.	Description of Document

D	Not Applicable

E	Not Applicable

F-1	Preliminary opinion of counsel (to be filed by amendment)

F-2	Past tense opinion of counsel (to be filed by amendment)

G	Not Applicable

H	Proposed form of notice

I	Capitalization Table of Xcel Energy Inc.

                B.     Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy Inc. as of December 31, 2001 (incorporated by reference to Exhibit 99.01 to Form 8-K of Xcel Energy filed February 25, 2002, File No. 1-3034)

1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2001 (incorporated by reference to Exhibit 99.01 to Form 8-K of Xcel Energy filed February 25, 2002, File No. 1-3034)

2.1	Consolidated Balance Sheet of NRG Energy, Inc. as of December 31, 2001 (incorporated by reference to Exhibit 99.1 to Form 8-K of NRG Energy filed February 25, 2002, File No. 1-15891)

2.2	Consolidated Statement of Income of NRG Energy for the year ended December 31, 2001 (incorporated by reference to Exhibit 99.1 to Form 8-K of NRG Energy filed February 25, 2002, File No. 1-15891)

ITEM 7.   Information as to Environmental Effects

                The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: March 14, 2002

Xcel Energy Inc. NRG Acquisition Company, LLC

By:	/s/ Paul E. Pender Paul E. Pender Vice President and Treasurer

EXHIBIT H

FORM OF NOTICE OF PROPOSED TRANSACTIONS

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35          ; 70-         )

Filings under the Public Utility Holding Company Act of 1935 (“Act”)

Xcel Energy Inc. (“Xcel Energy”)

March 15, 2002

                Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission’s Office of Public Reference.

                Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by April 5, 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                Xcel Energy Inc. (“Xcel Energy”), a registered public utility holding company, and its wholly owned subsidiary, NRG Acquisition Company, LLC (“Acquisition Company”, and, together with Xcel Energy, “Applicants”), both located at 800 Nicollet Mall, Minneapolis, Minnesota 55402, have filed an application-declaration under sections 6(a), 7, 9(a), 10, 11, 12, 32 and 33 of the Act and rules 51, 53, 54 and 58 under the Act.

                Applicants propose to acquire in an exchange offer (the “Exchange Offer”) all of the issued and outstanding Common Stock, par value $.01, of NRG Energy, Inc., a Delaware corporation, (“NRG”) held by the public (the “Common Stock”). Through its subsidiary Xcel Energy Wholesale Group, Inc. (“Wholesale”), Xcel Energy owns 147,604,500 shares of NRG’s Class A Common Stock, each of which is convertible at any time into one share of NRG’s Common Stock. The Class A Common Stock represents 74.3% of all of the outstanding shares of both classes of NRG’s common shares combined as of March 8, 2002. Because each share of Class A Common Stock entitles Xcel Energy to ten votes, Xcel Energy, through Wholesale, holds 96.7% of the combined voting power of all of NRG’s outstanding common shares.

                NRG’s Common Stock is registered under section 12(b) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and is listed for trading on the New York Stock Exchange.

                Under the terms of the Exchange Offer, Xcel Energy is offering to exchange 0.4846 of a share of Xcel Energy common stock, and cash in lieu of fractional shares, for each outstanding share of NRG Common Stock that is validly tendered in the Exchange Offer and not properly withdrawn prior to the expiration of the Exchange Offer. Xcel Energy will not acquire any shares of NRG’s Common Stock in the Exchange Offer unless NRG stockholders who are not directors or executive officers of Xcel Energy have tendered, and not withdrawn, as of the expiration of the Exchange Offer, enough shares so that, when taken together with the shares of NRG Common Stock that Xcel Energy would hold after the conversion of Class A Common Stock, Xcel Energy would own at least 90% of NRG’s outstanding Common Stock. The obligation to exchange shares of Xcel Energy common stock for shares of NRG Common Stock is also subject to other conditions, including Rule 51 under the Act.11

                If the Exchange Offer is successful, Wholesale will convert enough shares of the Class A Common Stock into shares of NRG Common Stock so that Xcel Energy will own at least 90% of NRG’s outstanding Common Stock. Wholesale will then contribute all of the Common Stock of NRG that it holds, and at least 90% of the shares of Class A Common Stock that it owns and did not convert, to Acquisition Company. Acquisition Company will convert from a limited liability company to a corporation under Delaware law and immediately thereafter will effect a “short-form” merger under Delaware law (the “Merger”) merging Acquisition Company with and into NRG, unless prevented from doing so by court order. Each outstanding share of NRG Common Stock not acquired in the Exchange Offer (except for the shares of Common Stock owned by Acquisition Company and except for shares held by stockholders who properly perfect their appraisal rights under Delaware law12), will be converted in the Merger into the right to receive 0.4846 of a share of Xcel Energy common stock, and cash in lieu of fractional shares. As a result, after completion of the Merger, NRG will be an indirect, wholly owned subsidiary of Xcel Energy.

                As of February 27, 2002, 50,975,665 shares of NRG Common Stock were issued and outstanding, and 17,935,940 shares have been reserved for issuance pursuant to the exercise

        11 The Exchange Offer and the Merger are subject to the terms and conditions of rule 51 under the Act, which states that consummation of the Exchange Offer and the Merger is expressly conditioned upon Commission approval of the Exchange Offer and the Merger under the Act.

        12 Under Delaware law, holders of NRG Common Stock do not have appraisal rights in connection with the Exchange Offer. If the Exchange Offer is successfully completed, holders of shares of NRG Common Stock will be entitled to appraisal rights as and to the extent provided in Section 262 of the Delaware General Corporation Law.

of options and conversion of equity units. Xcel Energy does not currently own any shares of NRG Common Stock.

                NRG has outstanding stock options, which were issued to employees and certain directors of NRG pursuant to the NRG long-term incentive compensation plan and a predecessor plan, to purchase approximately 7.3 million shares of NRG Common Stock (of which options to purchase approximately 1.3 million shares were vested and exercisable as of March 6, 2002) and 11,500,000 equity units initially consisting of corporate units that are listed and traded on the New York Stock Exchange. The terms of the exercisable options and the purchase agreement associated with the corporate units currently enable the holders to purchase NRG Common Stock. To the extent holders of such options or corporate units exercise their rights to purchase NRG Common Stock prior to the completion of the Exchange Offer and the Merger, such holders will be eligible to participate in the Exchange Offer and the Merger to the same extent as other holders of NRG Common Stock. Following completion of the Exchange Offer and the Merger, the terms of all remaining stock options and corporate units will be adjusted, in accordance with the plan or documents governing such options or corporate units, so that each outstanding option or corporate unit will cease to be a right or an obligation to purchase NRG Common Stock and will become a right or obligation to purchase Xcel Energy common stock.

                Xcel Energy also requests authority to issue up to 33,394,564 shares of its common stock. The 33,394,564 shares would be issued by Xcel Energy in connection with the Exchange Offer and the Merger and upon the subsequent exercise of options issued by NRG for or conversion of the corporate units issued by NRG into shares of Xcel Energy common stock. This authority would be in addition to the $2 billion aggregate authority contained in New Century Energies, Inc., Holding Co. Act Release No. 27218 (August 22, 2000).

                NRG is primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products. As of December 31, 2001, NRG had interests in power generation facilities (including those under construction) having a total generating capacity of 38,388MW of which NRG has or will have net ownership of 24,357MW. Approximately 19,100MW, or 78%, of NRG’s net MW generation in operation and under construction is located in the United States. NRG has international power generation projects managed in three distinct markets: Australia/Asia Pacific, Europe and Latin/South America. At December 31, 2001, NRG had net ownership interests of 2,297MW in Asia Pacific, 1,854MW in Europe and 1,107 MW in Latin America.

                In addition to NRG’s power generation projects, NRG also has interests in district heating and cooling systems and steam transmission operations. As of December 31, 2001, NRG’s thermal and chilled water businesses had a steam and chilled water capacity equivalent to 1,506 MW, of which its net ownership interest was 1,379MW. NRG believes that through its subsidiary, NEO Corporation, it is one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity. NEO Corporation owns 31 landfill gas collection systems and has 46MW of net ownership interests in related electric generation facilities. NEO Corporation also has 42MW of net ownership interests in 18 small hydroelectric facilities and 109MW of net ownership interest in seven distributed generation facilities.

                For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary

EXHIBIT I

Pro Forma Capitalization of Xcel Energy Inc.
as of December 31, 2001 (in 000’s)

			Adjustments
			Exchange Offer and	Equity Offering and	December 31, 2001
	December 31, 2001		Merger[1]	Investment in NRG[2]	(Pro Forma)

Current Portion of Long Term Debt	$682,207	3.0%			$682,207	3.0%
Short Term Debt	$2,224,812	9.9%			$2,224,812	9.9%
Long Term Debt	$12,117,516	53.9%		$100,000	$12,217,516	52.9%

Total Debt	$15,024,535	66.9%			$15,124,535	65.5%
TOPRS	$494,000	2.2%			$494,000	2.1%
Preferred Stock	$105,320	0.5%			$105,320	0.5%

Total Preferred Equity	$599,320	2.7%			$599,320	2.6%
Common Stock	$6,194,477	27.6%	$586,000	$500,000	$7,280,477	31.5%
Minority Interest	$654,670	2.9%	$(571,000)		$83,670	0.4%

Total Common Equity	$6,849,147	30.5%			$7,364,147	31.9%
TOTAL CAPITALIZATION	$22,473,002	100.0%	$15,000	$600,000	$23,088,002	100.0%

        1 The additional investment by Xcel Energy in NRG upon consummation of the Exchange Offer and the Merger of approximately $586 million is based upon 50,947,716 shares of NRG Common Stock outstanding as of December 31, 2001, the exchange ratio of 0.4846 and the closing price per share of Xcel Energy common stock on the day before the announcement of the Exchange Offer.

        2 Xcel Energy issued approximately $500 million of common stock on Febraury 28, 2002. Xcel Energy advanced $300 million to NRG as subordinated debt. Xcel Energy plans to contribute an additional $300 million to NRG in 2002 if the Exchange Offer and the Merger are completed.